UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Carvana Co.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

146869 102

(CUSIP Number)

Ernest C. Garcia II

c/o Verde Investments, Inc.

1720 W. Rio Salado Parkway, Suite A

Tempe, Arizona 85281

(602) 778-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons Ernest C. Garcia II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 73,545,014 (1)
	8.	Shared Voting Power 11,834,021 (2)
	9.	Sole Dispositive Power 65,545,014 (3)
	10.	Shared Dispositive Power 19,834,021 (4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,379,035
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.5% (5)
14.	Type of Reporting Person (See Instructions) IN

Note: All share numbers on these cover pages are presented as shares of Class A common stock, par value $0.001 per share (the “Class A Shares”) of Carvana Co., a Delaware corporation (the “Issuer”), on an as-converted basis from Class A common units (“Class A Units”) of Carvana Group, LLC, a Delaware limited liability company (“Carvana Group”) and subsidiary of the Issuer, as further described herein.

(1)

This number includes the Class A Shares held by: (i) Ernest C. Garcia II (“Mr. Garcia”) (52,937,458 shares on an as-converted basis), (ii) Verde Investments, Inc. (“Verde”) (555,556 shares), which Mr. Garcia wholly owns and controls, (iii) EGC II SPE, LLC (“E-SPE”) (8,000,000 shares on an as-converted basis), which Mr. Garcia wholly owns and controls, and (iv) the Ernest C. Garcia III Multi-Generational Trust III (the “Multi-Generational Trust”) (12,052,000 shares, including 11,952,000 shares on an as-converted basis), of which Mr. Garcia is the sole voting trustee and Ernie Garcia, III and his children are the sole beneficiaries.

(2)

This number reflects the Class A Shares held by the Ernest Irrevocable 2004 Trust III (the “2004 Trust”) (11,834,021 shares on an as-converted basis), of which Mr. Garcia is a voting co-trustee and Mr. Garcia’s son, Ernie Garcia, III is the sole beneficiary.

(3)

This number includes the Class A Shares held by: (i) Mr. Garcia (52,937,458 shares on an as-converted basis), (ii) Verde (555,556 shares), which Mr. Garcia wholly owns and controls, and (iii) the Multi-Generational Trust (12,052,000 shares, including 11,952,000 shares on an as-converted basis), of which Mr. Garcia is the sole voting trustee and Ernie Garcia, III and his children are the sole beneficiaries.

(4)

This number reflects the Class A Shares held by (i) the 2004 Trust (11,834,021 shares on an as-converted basis), of which Mr. Garcia is a voting co-trustee and Mr. Garcia’s son, Ernie Garcia, III is the sole beneficiary, and (ii) E-SPE (8,000,000 shares on an as-converted basis) which Mr. Garcia wholly owns and controls. The shares owned by E-SPE have been pledged in connection with a margin loan and are subject to certain customary restrictions on disposition thereunder.

(5)

Based on 69,159,955 Class A Shares outstanding as of May 18, 2020, and assuming the conversion of all Class A common units of Carvana Group held by Mr. Garcia into Class A Shares, in accordance with Rule 13d-3 of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons Verde Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 555,556 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 555,556 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 555,556 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8% (2)
14.	Type of Reporting Person (See Instructions) CO

Note: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A common units of Carvana Group, as further described herein.

(1)

Beneficial ownership of the Class A Shares owned by Verde is also attributable to Mr. Garcia as the sole shareholder and director of Verde, and thus is reported by more than one reporting person pursuant to Rule 13d-3 under the Act. Power is exercised through Mr. Garcia.

(2)	Based on 69,159,955 Class A Shares outstanding as of May 18, 2020, and determined in accordance with Rule 13d-3 under the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons EGC II SPE, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,000,000 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,000,000 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4% (3)
14.	Type of Reporting Person (See Instructions) OO

Note: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A common units of Carvana Group, as further described herein.

(1)

Beneficial ownership of the Class A Shares owned by E-SPE is also attributable to Mr. Garcia, as the sole member of E-SPE, and thus is reported by more than one reporting person pursuant to Rule 13d-3 under the Act. Power is exercised through Mr. Garcia.

(2)	The Class A Shares owned by E-SPE have been pledged in connection with a margin loan and are subject to certain customary restrictions on disposition thereunder.

(3)

Based on 69,159,955 Class A Shares outstanding as of May 18, 2020, and assuming the conversion of all Class A common units of Carvana Group owned by E-SPE into Class A Shares, in accordance with Rule 13d-3 of the Act.

EXPLANATORY NOTE

This Amendment No. 12 (“Amendment No. 12”) to Schedule 13D is filed jointly by Mr. Garcia, Verde and E-SPE (collectively, the “Reporting Persons”) with respect to the Class A Shares, pursuant to their Joint Filing Agreement dated as of May 12, 2017, as amended and restated on September 27, 2018 and on April 3, 2020 (the “Joint Filing Agreement”), filed as an exhibit to the Schedule 13D originally filed on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on May 12, 2017 and subsequently amended on May 9, 2018, May 23, 2018, September 17, 2018, September 28, 2018, October 22, 2018, November 8, 2018, March 15, 2019, April 1, 2019, May 20, 2019, June 26, 2019 and April 3, 2020 (the “Original Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported in the Original Schedule 13D.

Item 4.	Purpose of Transaction

The disclosures provided in Item 4 of the Original Schedule 13D are hereby amended and supplemented by inserting the following immediately prior to the final paragraph of Item 4:

On June 15, 2020, Ernest C. Garcia II and Elizabeth Joanne Garcia, husband and wife, acting jointly (“Sellers”) entered into a trading plan pursuant to Rule 10b5-1 of the Act (the “June 2020 Trading Plan”) with J.P. Morgan Securities LLC (“Broker”). Under the June 2020 Trading Plan, Broker is authorized and directed to sell Class A Shares (upon their conversion from Class A Units) in open market transactions on behalf of Sellers, subject to the satisfaction of certain conditions, including, among others, a minimum trading price. Broker may sell shares under the June 2020 Trading Plan beginning on a date in the fourth quarter of 2020 to be determined pursuant to a formula set forth in the June 2020 Trading Plan (the “Sales Commencement Date”) until the earlier of the second anniversary of the Sales Commencement Date or the date on which the aggregate number of shares under the June 2020 Trading Plan are sold. Sellers may not exercise subsequent influence over how, when or whether to effect any purchases under the June 2020 Trading Plan, though they may terminate the June 2020 Trading Plan at any time. Sales under the June 2020 Trading Plan will be disclosed as required by applicable law in public filings with the Securities and Exchange Commission, including any required amendments to this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosures provided in Item 6 of the Original Schedule 13D are hereby amended and supplemented by inserting the following immediately prior to the final paragraph of Item 6:

The description of the June 2020 Trading Plan disclosed in Item 4 is hereby incorporated by reference into this Item 6.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Date: June 16, 2020

/s/ Ernest C. Garcia II
Ernest C. Garcia II

Verde Investments, Inc.

By:	/s/ Ernest C. Garcia II
Ernest C. Garcia II
President

EGC II SPE, LLC

By:	/s/ Ernest C. Garcia II
Ernest C. Garcia II
President